SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 11, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

11 April 2019

Smith & Nephew plc

Smith & Nephew announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 11 April 2019.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions

1. To receive the audited accounts	649,262,279	99.98	118,026	0.02	649,380,305	74.21	4,572,345

2. To approve the Directors' Remuneration Report (excluding Policy)	553,379,288	87.56	78,602,919	12.44	631,982,207	72.22	21,970,442

3. To declare a final dividend	653,256,456	99.98	119,220	0.02	653,375,676	74.67	574,988

4. To re-elect Graham Baker	649,483,893	99.41	3,852,288	0.59	653,336,181	74.66	614,713

5. To re-elect Vinita Bali	647,524,007	99.11	5,795,064	0.89	653,319,071	74.66	631,188

6. To re-elect The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL	650,346,829	99.55	2,971,444	0.45	653,318,273	74.66	631,986

7. To re-elect Roland Diggelmann	652,543,176	99.88	770,831	0.12	653,314,007	74.66	637,202

8. To re-elect Erik Engstrom	650,341,171	99.54	2,978,699	0.46	653,319,870	74.66	631,339

9. To re-elect Robin Freestone	642,443,452	98.33	10,878,461	1.67	653,321,913	74.66	629,233

10. To elect Namal Nawana	652,830,374	99.92	508,259	0.08	653,338,633	74.66	612,576

11. To re-elect Marc Owen	646,073,514	98.89	7,242,309	1.11	653,315,823	74.66	634,386

12. To re-elect Angie Risley	641,552,877	99.67	2,140,298	0.33	643,693,175	73.56	10,258,034

13. To re-elect Roberto Quarta	640,821,548	98.09	12,507,326	1.91	653,328,874	74.66	621,516

14. To re-appoint the Auditor	653,324,989	99.98	101,453	0.02	653,426,442	74.67	524,587

15. To authorise the Directors to determine the remuneration of the Auditor	653,225,586	99.98	109,939	0.02	653,335,525	74.66	615,684

16. To renew the Directors' authority to allot shares	618,898,560	94.73	34,427,725	5.27	653,326,285	74.66	624,724

Special resolutions

17. To renew the Directors' authority for the disapplication of the pre-emption rights	619,980,214	94.90	33,286,301	5.10	653,266,515	74.65	684,694

18. To renew the Directors' limited authority to make market purchases of the Company's own shares	648,694,596	99.34	4,340,154	0.66	653,034,750	74.63	913,458

19. To authorise general meetings to be held on 14 clear days' notice	574,795,680	88.38	75,570,068	11.62	650,365,748	74.32	3,585,461

20. To approve the new Articles of Association	629,461,944	96.37	23,730,403	3.63	653,192,347	74.65	750,862

The number of Ordinary Shares in issue on 9 April 2019 at 6pm (excluding shares held in Treasury) was 875,056,741. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at:http://www.morningstar.co.uk/uk/nsm

Ian Barlow and Michael Friedman did not stand for re-election as Directors and stood down from the Board with effect from the conclusion of the AGM.

In accordance with section 430(2B) of the Companies Act 2006, Smith & Nephew confirms that Ian Barlow and Michael Friedman will receive payment of fees for service whilst a Director but no other remuneration payment or payment for loss of office will be made in connection with their departure.

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 11, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary